September 12, 2005

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:      NeoMedia Technologies, Inc.
         Amendment No. 3 to Registration Statement on Form S-4/A
         Filed August 18, 2005
         File No. 333-123848

         Form 10-KSB for the fiscal year ended December 31, 2004, as amended Form 10-QSB for the quarter ended March 31, 2005
         Form 10-QSB for the quarter ended June 30, 2005
         File No. 0-32262


Dear Ms. Jacobs:

         This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff's comments in the letter dated September 6, 2005 with respect to the amendment No. 3 to Registration Statement on Form S-4/A filed August 18, 2005 by NeoMedia Technologies, Inc.

Form S-4, as amended on August 18, 2005
---------------------------------------

Recent Developments, page 47
----------------------------

Comment 1: We refer you to prior comment 1 of our letter dated August 5, 2005. Please provide us with a detailed and quantified analysis of why the Mobot, Inc. acquisition falls below the level of significance outlined in Rule 3-05 and Rule 11-01 of Regulation S-X.

Response:         We have concluded that the Mobot acquisition falls below the level of significance outlined in Rule 3-05 and Rule 11-01 of Regulation S-X.

                  Section 11-01(b) states that "A business combination or disposition of a business shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 1-02(w), substituting 20 percent for 10 percent each place it appears therein."

                  In accordance with Rule 1-02(w), we measured three criteria:

                  i. Investments in and advance to subsidiary: To date, NeoMedia has advanced $600,000 to Mobot. NeoMedia's total assets as of December 31, 2004 (its last fiscal year) were $10,904,000. Advances to Mobot constitute 5.8% of NeoMedia's assets, which is below the significance threshold.

                  ii. NeoMedia's proportionate share of Mobot's assets relative to NeoMedia's total assets as of the most recently completed fiscal year: Both Mobot's and NeoMedia's most recently completed fiscal year ends were December 31, 2004. As of December 31, 2004, NeoMedia's assets were $10,904,000, and Mobot's assets were $308,000, or 3.0% of NeoMedia's assets. This measurement falls below the significance threshold.

                  iii. NeoMedia's equity in the income from continuing operations of Mobot: NeoMedia's loss from continuing operations for the year ended December 31, 2004 was $7,230,000. Mobot's loss from continuing operations for the year ended December 31, 2004 was $190,000, or 2.6% of NeoMedia's loss. This measurement falls below the significance threshold.

                  Based on the above analysis, since all three tests fell below the significance threshold, we concluded that Mobot is not a significant acquisition in accordance with Rule 3-05 and Rule 11-01 of Regulation S-X.

Form 10-QSB for the Quarterly Period Ended June 30, 2005
--------------------------------------------------------

Financial Statements
--------------------

Unaudited Notes to Condensed Consolidated Financial Statements
--------------------------------------------------------------

Promissory Notes Payable to Cornell, page 8
-------------------------------------------

Comment 2:        We note that on March 30, 2005, you borrowed $10 million
                  from Cornell. We further note that also on March 30, 2005, you issued 50 million warrants and paid $1 million to Cornell as a commitment fee for the 2005 SEDA. Tell us how you considered the warrants issued and cash paid to Cornell in allocating the proceeds from the promissory notes payable. Cite the authoritative literature relied upon in your accounting.

Response:         The warrants issued and cash paid to Cornell were a commitment fee that NeoMedia paid in order to secure the $100 million
                  SEDA. In considering whether or not to enter into the 2005
                  SEDA, NeoMedia calculated the cost of capital based on the $1 million cash commitment fee and the fair value of the warrants versus the $100 million commitment from Cornell and determined that the cost was within our tolerance threshold.

                  Likewise, NeoMedia considered the cost of the $10 million promissory note, which was $68,000 cash, plus 8% interest per annum on the principle. The two instruments would have been executed separately under the same terms in the absence of the other instrument. Accordingly, NeoMedia did not consider any portion of the fair value of the warrants or cash commitment fee to pertain to the promissory note and none was allocated.

                  In recording the warrants and commitment fee, NeoMedia relied upon SAB Topic 5A, which states that "specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering." NeoMedia deemed that the cash commitment fee and warrants issued to Cornell in connection with the $100 million SEDA financing are specific incremental costs that are directly attributable to the sale of stock, and therefore their fair value should be properly offset against additional paid in capital.

Controls and Procedures, page 26
--------------------------------

Comment 3:        We note disclosure that your disclosure controls and
                  procedures were effective "as of the period covered." Please confirm that your disclosure controls and procedures are effective as of the end of the fiscal quarter covered by this report. Please also advise whether NeoMedia's disclosure controls and procedures were effective as defined in paragraph
                  (e) of Rule 13a-15.

Response:         We confirm that our disclosure controls and procedures are effective as of the end of the fiscal quarter covered by each report.

                  NeoMedia's disclosure controls and other procedures are designed to ensure that information required to be disclosed by NeoMedia is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by NeoMedia is accumulated and communicated to the NeoMedia management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. As such, our disclosure controls and procedures were effective as defined in paragraph (e) of Rule 13a-15.


Comment 4:        You disclose that there were no "significant changes" in
                  NeoMedia's internal controls "subsequent to the date of their last evaluation or from the end of the reporting period to the date of this Form 10-QSB." In this regard it does not appear that your disclosure is consistent with the requirements of
                  Item 308(c) of Regulation S-B and Rule 13a-15(d). Please confirm, similar to disclosure in the second paragraph of this section, that there were no changes that occurred during your last fiscal quarter that materially affected, or are likely to materially affect, your internal control over financial reporting.

Response:         We confirm that there were no changes that occurred during our last fiscal quarter that materially affected, or are likely to materially affect, our internal control over financial reporting.



Very truly yours,

/s/ Charles T. Jensen
----------------------------------------------
Charles T. Jensen
President, Chief Executive Officer & Director